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Michael Kaplan
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4111 tel 212 701 5111 fax michael.kaplan@davispolk.com

September 20, 2017

Re:	Entera Bio Ltd. Draft Registration Statement on Form F-1 Submitted July 14, 2017 CIK No. 0001638097 CONFIDENTIAL

Ms. Ada D. Sarmento and Ms. Mary B. Breslin

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Ms. Sarmento and Ms. Breslin,

On behalf of our client, Entera Bio Ltd., a company incorporated in Israel with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential draft Registration Statement on Form F-1 (the “Registration Statement”) contained in the Staff’s letter dated August 10, 2017 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is confidentially submitting a revised draft of the Registration Statement together with this response letter. The revised draft of the Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised draft of the Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement confidentially submitted on July 14, 2017.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft of the Registration Statement submitted herewith where the revised language addressing a particular comment appears.

Ms. Ada D. Sarmento, Ms. Mary B. Breslin Division of Corporation Finance U.S. Securities and Exchange Commission	2	September 20, 2017

Draft Registration Statement on Form F-1

Summary
Our Business, page 3

1.	Please provide the basis for your statement that multiple dosing per day has been shown to more effectively treat the symptoms of hypoparathyroidism than a once-daily injection, thus reducing the serious side effects of supplement treatment and improving patient outcomes.

Response:	In response to the Staff’s comment, we have revised the disclosure on pages 3 and 76 of the Registration Statement.

2.	We note your disclosure that you will be conducting a Phase 2b/3 trial for EB612. Please disclose the requirements for a clinical trial to be considered a Phase 2b/3.

Response:	In response to the Staff’s comment, we have revised the disclosure on page 3 of the Registration Statement.

3.	Please revise your disclosure in the third paragraph on page 3 where you compare the results of your Phase 2a trial for EB612 to the pivotal trial used to obtain regulatory approval of the competing product Natpara. As currently written, the disclosure implies that EB612 is likely to obtain FDA approval because your Phase 2a trial “showed similar efficacy” as the Netpara pivotal trial; however, we note this was only a Phase 2a trial and that you have not yet begun a Phase2b/3 trial designed to “possibly” be a pivotal study for registration.

Response:	In response to the Staff’s comment, we have revised the disclosure on page 3, 6 and 76 of the Registration Statement.

Implications of Being an “Emerging Growth Company”, page 8

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:	The Company respectfully advises the Staff that it has not at this time prepared or used any written communications, as defined in Rule 405 under the Securities Act, to present to potential investors in reliance on Section 5(d) of the Securities Act. The Company will supplementally provide the Staff with copies of any such written communication materials to the extent any such materials are prepared.

Risk Factors
Even if this offering is successful, we will need substantial additional capital in order to satisfy our long-term growth strategy, page 15

5.	Please disclose in this risk factor how long you will be able to fund your current operations based on your current financial standing and how much additional capital you will need to fund your operations for the next 12 months.

Ms. Ada D. Sarmento, Ms. Mary B. Breslin Division of Corporation Finance U.S. Securities and Exchange Commission	3	September 20, 2017

Response:	In response to the Staff’s comment, we have revised the disclosure on page 15 of the Registration Statement and intend to complete the disclosure once an offering size is determined.

We may not be successful in our efforts to use and expand our drug delivery technology to other product candidates, page 22

6.	We note your statement in this risk factor that your synthesized PTH molecule has clinically proven efficacy and an established safety profile. Please remove statements suggesting that your product candidates are safe and effective as approval by the FDA and other regulatory agencies is dependent on such agencies making this determination.

Response:	In response to the Staff’s comment, we have revised the disclosure on page 22 of the Registration Statement.

Use of Proceeds, page 55

7.	We note your disclosure that you intend to use the proceeds of this offering, together with cash and cash equivalents, to fund the research and development expenses of oral PTH, development of other therapeutics, repayment of outstanding indebtedness and for working capital and general corporate purposes. Please indicate the approximate amount of the proceeds of this offering intended to be used for each such purpose. Please also disclose the amount and sources of other funds needed to the extent that the proceeds of the offering will not be sufficient to fund all of the proposed purposes. Refer to Item 3.C.1 of Form 20-F. With respect to the repayment of outstanding indebtedness, please provide the information required by Item 3.C.4 of Form 20-F.

Response:	In response to the Staff’s comment, we have revised the disclosure on page 55 of the Registration Statement.

Critical Accounting Policies and Estimates
Management’s Discussion and Analysis of FInancial Condition and Results of Operations Share-Based Compensation, page 67

8.	We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your ordinary shares leading up to the IPO and the estimated offering price.

Response:	The Company acknowledges the Staff’s comment. Once the Company discloses an estimated offering price range, the Company will provide to the Staff an analysis of the significant quantitative and qualitative factors contributing to the difference between its recent valuations and the midpoint of the price range.

Business, page 76

9.	We note your disclosure that EB612 and EB613 experienced negligible safety issues in preclinical and clinical development on pages 85 and 89, respectively. Please describe these safety issues and disclose how many of the enrollees in the trials experienced them.

Ms. Ada D. Sarmento, Ms. Mary B. Breslin Division of Corporation Finance U.S. Securities and Exchange Commission	4	September 20, 2017

Response:	In response to the Staff’s comment, we have revised the disclosure on page 85 and 89 of the Registration Statement.

Our Product Candidates, page 79

10.	Please explain what a PK/PD study is the first time it is used in this section.

Response:	In response to the Staff’s comment, we have revised the disclosure on page 80 of the Registration Statement.

The Israeli Innovation Authority Grant, page 92

11.	Where you describe the restrictions that could result in your having to pay up to 600% of the grant amount plus interest, please expand your disclosure to address to extent to which your March 2017 agreement to outsource manufacturing activities to an entity in the United Kingdom impacts your obligations under the grant program.

Response:	In response to the Staff’s comment, we have revised the disclosure on page 64 and 92 of the Registration Statement.

Principal Shareholders, page 127

12.	Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Centillion Fund and Gakasa Holdings LLC.

Response:	In response to the Staff’s comment, we have revised the disclosure on page 128 of the Registration Statement.

Notes to the Financial Statements
Note 6--Intangible Assets, page F-17

13.	Please tell us why it is appropriate to evaluate your intangible assets for impairment at the cash generating unit level of your company as a whole. Reference for us the authoritative literature you rely upon to support your accounting.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that the Company has only one type of intangible asset, which is the in-process research and development asset (“IPR&D Asset”) purchased from Oramed at the commencement of operations of the Company in 2010, as detailed in note 6 to the financial statements. This IPR&D Asset is not yet ready to use and as such is not subject to systematic amortization. The IPR&D Asset is tested for impairment at least once a year. Accordingly, the statement in the financial statements referring to “the Company as a whole” refers only to the above intangible asset. This IPR&D Asset is the basis of the Company’s technology and all of the Company’s potential developments will be based on this technology.

Ms. Ada D. Sarmento, Ms. Mary B. Breslin Division of Corporation Finance U.S. Securities and Exchange Commission	5	September 20, 2017

According to IAS 36, a cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. It is not possible to estimate the value in use of the IPR&D Asset, since it does not yet generate independent cash inflows, and it is used mainly for the development of oral capsules for the treatment of hypoparathyroidism and osteoporosis.

The Company’s current focus is on the development of this IPR&D Asset and it has no other activity. Accordingly, the Company has identified itself as a whole as the lowest aggregation of assets that generate largely independent cash inflows, according to IAS 36 para 68. Therefore, the Company believes that the Company as a whole is the relevant cash generating unit for purposes of evaluating impairment of this intangible asset.

Note 8--Preferred Shares and Warrants to Purchase Preferred Shares, page F-21

14.	Please explain how you determined the fair value of the liability to issue preferred shares and warrants and how the movement in this liability during the three years ended December 31, 2016 reflects your failure to file a registration statement for an initial public offering by November 1, 2014 under the first milestone of the amended agreement with Centillion and the likelihood that you will consummate an initial public offering on or prior to October 1, 2017 under the second milestone.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that the fair value of the liability to issue preferred shares and warrants was determined using the option-price model. The model involves the Company’s judgment in making assumptions that are based mainly on market conditions existing at the end of each reporting period.

The movement in the liability during the three years ended December 31, 2016 reflects the failure to file a registration statement for an initial public offering and the likelihood of consummation of the initial public offering, as applicable, according to the Company’s expectations at the relevant time.

As of December 31, 2015, the Company had planned to consummate an initial public offering before October 1, 2017, the date agreed upon with the Company’s Preferred A investors, as detailed in the agreement and its amendments. However, as of December 31, 2016, the Company estimated that it will consummate an initial public offering after October 1, 2017.

As of December 31, 2014, the Company had negotiated with Centillion, one of its primary investors, to exercise its right to acquire the preferred shares and warrants to be issued upon the first milestone, even though as of such date the Company had not yet filed a registration statement for its initial public offering, as required under the original terms of the agreement. As of December 31, 2014, the Company had yet to receive board and shareholder approval for the amended terms for the agreement, events that were eventually completed in January 2015. However, at the time, the Company was of the opinion that as of December 31, 2014, the amended terms were in substance effective, as Centillion had committed to the amended terms and the only actions that remained were approval by the Company’s board and its shareholders. The Company reflected in its financial statements its liability to issue preferred shares and warrants to investors accordingly.

Ms. Ada D. Sarmento, Ms. Mary B. Breslin Division of Corporation Finance U.S. Securities and Exchange Commission	6	September 20, 2017

15.	Please provide an analysis that describes and quantifies the factors underlying the 2016 decrease of $4,866,000 in the fair value of preferred shares and associated warrants and liabilities.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that the main reason for the decrease of $4,866,000 in the fair value of preferred shares and associated warrants and liabilities is the decrease in the value of equity of the Company. As of December 31, 2016, the value of equity of the Company was estimated at $71 million, a decrease of $5 million, or 7%, from value of equity of $76 million as of December 31, 2015. The decrease resulted primarily from changes in the main assumptions that were used in the valuations of the discounted cash flows as of December 31, 2016 and 2015. The main assumptions that were used in the valuations are weighted average cost of capital, commencement of sales and probability of reaching sales. These assumptions are presented in note 6b to the financial statements.

16.	Please revise your disclosure in Note 8b to indicate the current “then-applicable conversion price” and how the conversion rate can change. To the extent that the conversion rate will change based on your offering price for this offering, revise your disclosures in capitalization on page 57 and dilution on page 58 to provide the impact on both for offerings at the minimum and maximum offering prices.

Response:	In response to the Staff’s comment, we have revised the disclosure on page F-22 of the Registration Statement.

Note 13--Basic and Diluted Loss per Share, page F-29

17.	Please provide an analysis supporting your calculation of diluted earnings per share for 2016 and compliance with guidance in IAS 33. In particular, address the following matters in your response.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that in computing diluted loss per share for 2016, basic loss per share is adjusted to take into account the potential dilution that could occur upon conversion of the 2012 convertible loans, preferred shares and warrants to preferred shares, by subtracting from net loss the gain from fair value resulting from changes of such financial instruments, and by adjusting the weighted average number of outstanding ordinary shares, assuming conversion of all such dilutive potential shares. These shares consist of shares issuable upon conversion of the 2012 convertible loans, preferred shares and warrants to preferred shares.

Ms. Ada D. Sarmento, Ms. Mary B. Breslin Division of Corporation Finance U.S. Securities and Exchange Commission	7	September 20, 2017

•         Explain how you calculated “income from the change in fair value of financial liabilities” of $4,125,000 for the year ended December 31, 2016, including a description of those financial instruments to which this amount pertains, and how it reconciles to the corresponding amounts in the statement of comprehensive loss and the tables in Note 7b on page F-20 and Note 8d on page F-23.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that gain from “change in the fair value of financial liabilities” at fair value was calculated based on the following financial instruments:

U.S. dollars
2012 convertible loans	1,325,000
Preferred shares	2,031,000
Warrants to preferred shares	769,000
4,125,000

The difference between the amounts presented above and the corresponding amounts in the statement of comprehensive loss and the tables in note 7b and note 8d is due to the change in the fair value of all other financial liabilities measured at fair value.

Specifically, the line item “(Income) loss from change in the fair value of financial liabilities at fair value” in the statement of comprehensive loss represents the change in fair value of the following instruments:

•	Convertible loans, including the 2012 convertible loans and the 2016 convertible loans

•	Preferred shares

•	Warrants to purchase preferred shares and ordinary shares including all warrants issued by the Company, as described in notes 7 and 8 to the financial statements.

•	Liability to issue preferred shares and warrants to preferred shares.

Note 7b to the financial statements presents, under the table of convertible loans in the line item “Changes in fair value,” the changes in fair value of the 2012 convertible loans and the 2016 convertible loans, unlike the table above which relates only to the 2012 convertible loans. With regard to the 2016 convertible loan see below.

Note 8d to the financial statements presents in the line item “Changes in fair value” the following:

•	Changes in fair value of preferred shares which correspond to the table above.

•	Changes in fair value of all warrants issued by the Company as described in note 8 to the financial statements. The table above presents only the change in the fair value of the warrants to purchase preferred shares issued under Series A Preferred Share Purchase Agreement.

•	Changes in fair value of liability to issue preferred shares and warrants which excluded from the calculation.

Ms. Ada D. Sarmento, Ms. Mary B. Breslin Division of Corporation Finance U.S. Securities and Exchange Commission	8	September 20, 2017

•         Explain how you calculated the “additional shares issuable upon the assumed conversion” of 17,563 shares and describe those financial instruments to which these shares pertain.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that the “additional shares issuable upon the assumed conversion” was calculated as follows:

Shares
2012 convertible loans	4,786
Preferred shares	10,222
Warrants to preferred shares	2,555
17,563

The shares were calculated based on the number of shares issued upon conversion according to the terms of the agreements summarized in notes 7 and 8 to the financial statements.

•         You state that the 2015 convertible loan, 2016 convertible loan, warrants and liability to issue preferred shares were not included in the diluted loss per share calculations for 2016 and 2015, as the conversion terms governing these instruments “depend on future events.” Explain how these conversion terms differ from those governing the 2012 convertible loan, preferred shares and warrants to purchase preferred shares included in your diluted loss per share computation and those events referenced in the term, “depend on future events.” In addition, as warrants are generally “exercised” and not “converted” tell us how your disclosure is appropriate.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that the 2015 convertible loan, 2016 convertible loan, warrant and liability to issue preferred shares can be exercised or converted into ordinary shares only based on contingent future events that have not yet occurred. The 2012 Convertible loan, the preferred shares and warrants to purchase preferred shares, however, can be exercised or converted at any time.

With regard to the comment about “exercise” of the warrants, the Company respectfully acknowledges the Staff’s comment and we have revised the disclosure on page F-30 of the Registration Statement.

•         Explain why each of the 2015 convertible loan, 2016 convertible loan, warrants and liability to issue preferred shares is excluded from the 2016 calculation of diluted loss per share, indicating whether or not, and if so how, each is anti-dilutive.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that, as stated above, the conversion or exercise of all such instruments may happen based only upon contingent future events that have not yet occurred. According to IAS 33, such instruments are contingently issuable shares. IAS 33.52 states that contingently issuable shares are treated as outstanding and

Ms. Ada D. Sarmento, Ms. Mary B. Breslin Division of Corporation Finance U.S. Securities and Exchange Commission	9	September 20, 2017

included in the calculation of diluted earnings per share if the conditions are satisfied (i.e. the events have occurred). If the conditions are not satisfied, then the number of contingently issuable shares included in the diluted earnings per share calculation is based on the number of shares that would be issuable if the end of the period were the end of the contingency period.

In the Company’s case, with respect to the above instruments, the conditions are not satisfied and therefore no shares would be issuable if the end of the period were the end of the contingency period. Accordingly, these instruments were excluded from the calculation of diluted earnings per share.

General

18.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response:	The Company acknowledges the Staff’s comment and advises the Staff that the Company does not currently intend to include any additional graphic, visual or photographic information in the printed prospectus. However, if and to the extent that additional artwork or graphics are to be included, the Company will promptly provide such material to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments on these materials once they are provided.

Please do not hesitate to contact me at (212) 450-4111, (212) 701-5111 (fax) or michael.kaplan@davispolk.com or Sophia Hudson at (212) 450-4762, (212) 701-5762 (fax) or sophia.hudson@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,
/s/ Michael Kaplan
Michael Kaplan

cc:	Via E-mail Dr. Phillip Schwartz, Chief Executive Officer Mira Rosenzweig, Chief Financial Officer Entera Bio Ltd. Sophia Hudson, Davis Polk Ivan Blumenthal, Mintz Levin